Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Consolidated Statement of Stockholder's Equity
Year Ended December 31, 2015

	Common Stock	Contributed Capital	Retained Earnings	Total
Balance, January 1, 2015	$ 1,000	$ 1,672,700	$ 10,637,768	$ 12,311,468
Net Income	-	-	2,773,518	2,773,518
Balance, December 31, 2015	$ 1,000	$ 1,672,700	$ 13,411,286	$ 15,084,986

The accompanying notes are an integral part of these consolidated financial statements.